                                                                   EXHIBIT 12.1

                        COMCAST CELLULAR HOLDINGS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)




                                              Six Months Ended June 30,
                                             ----------------------------
                                                1997           1996
                                             -------------  -------------
Earnings (loss) before fixed charges (1):
Loss before extraordinary items and
 cumulative effect of accounting changes      ($ 24,708)     ($ 44,322)
Income tax (benefit) expense   ............     (13,701)       (27,325)
Equity in net losses of affiliates   ......       3,520          3,543
Distributions from Garden State
 Cablevision ..............................
Fixed charges (Interest expense)  .........      61,165         55,678
                                               ---------      ---------
                                               $ 26,276      ($ 12,426)
                                               =========      =========
Ratio of earnings to fixed charges (2)  ...          --             --



                                                                      Year Ended December 31,
                                             --------------------------------------------------------------------------
                                                1996            1995           1994           1993           1992
                                             -------------  --------------  -------------  -------------  -------------
Earnings (loss) before fixed charges (1):
Loss before extraordinary items and
 cumulative effect of accounting changes      ($ 69,584)     ($ 109,779)     ($ 55,089)     ($ 65,924)     ($ 79,971)
Income tax (benefit) expense   ............     (38,067)        (62,944)       (21,907)       (17,222)         9,044
Equity in net losses of affiliates   ......       6,559           9,600          8,146          9,507          2,985
Distributions from Garden State
 Cablevision ..............................      35,479
Fixed charges (Interest expense)  .........     116,297          97,694         83,338         77,744         59,937
                                               ---------      ----------      ---------      ---------      ---------
                                               $ 50,684      ($  65,429)      $ 14,488       $  4,105      ($  8,005)
                                               =========      ==========      =========      =========      =========
Ratio of earnings to fixed charges (2)  ...          --              --             --             --             --


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(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of distributions from Garden State Cablevision and income
    (loss) before extraordinary items and cumulative effect of accounting changes, income tax expense (benefit), equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense.


(2) For the six months ended June 30, 1997 and 1996, earnings, as defined above, were inadequate to cover fixed charges by $34.9 million and $68.1 million, respectively. For the years ended December 31, 1996, 1995, 1994, 1993 and 1992 earnings, as defined above, were inadequate to cover fixed charges by $65.6 million, $163.1 million, $68.8 million, $73.6 million and $67.9 million, respectively.